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                                                                   SUB-ITEM 77M

                                    MERGERS

        AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)

INVESCO V.I. HIGH YIELD SECURITIES FUND TO INVESCO V.I. HIGH YIELD FUND

   On December 5, 2012, the Board of Trustees of AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("AVIF") approved an Agreement and Plan of Reorganization (the "Agreement"). On March 28, 2013, at a Special Meeting for shareholders of Invesco V.I. High Yield Securities Fund (the "Target Fund"), shareholders approved the Agreement that provided for the combination of the Target Fund with Invesco V.I. High Yield Fund, (the "Acquiring Fund"), an investment portfolio of AVIF (the "Reorganization"). Pursuant to the Agreement, on April 29, 2013, all of the assets of the Target Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Target Fund, and AVIF issued Series I shares of the Acquiring Fund to the Target Fund's Series I shareholders and Series II shares of the Acquiring Fund to the Target Fund's Series II shareholders. The total value of the Acquiring Fund shares of each class that shareholders received in the Reorganization was the same as the total value of shares of the corresponding class of the Target Fund that shareholders held immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction. No sales charges or redemption fees were imposed in connection with the Reorganization.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(g).